22006885

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SEC FILE NUMBER
8-53366

SEC Mail Processing

AUG 29 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SKA Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22725 Fairview Center Drive Suite #100
(No. and Street)

Fairview Park	OH	44126
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Russel B. Walcher	440-734-2960	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RWS

OATH OR AFFIRMATION

I, Russel B. Walcher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SKA Securities, Inc., as of June 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY J. PURO
Notary Public, State of Ohio
My Comm. Expires 06/19/2024
Recorded in Cuyahoga County

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SKA Securities, Inc.

June 30, 2022

TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SKA Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SKA Securities, Inc. (the "Company") as of June 30, 2022, the related statements of income, changes in stockholders' equity and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2020.
Abington, Pennsylvania
August 19, 2022

SKA Securities, Inc.
Financial Statements
For the Year Ended June 30, 2022

SKA Securities, Inc.
Statement of Financial Condition
June 30, 2022

Assets

Cash in checking and savings accounts	$	48,515
Commissions and fees receivable		7,732
Prepaid taxes		356
Prepaid expenses		922
Fixtures and Equipment, net of accumulated depreciation of $648		-
Total Assets	$	57,525

Liabilities and Stockholders' Equity

Liabilities		
Accrued expenses		882
Income tax payable		1,789
Deferred tax liability		1,690
Total Liabilities		4,361
Stockholders' Equity		
Common stock, no par value. 750 shares authorized and 100 shares issued and 99 shares outstanding		500
Additional paid-in capital		16,500
Treasury Stock, 1 share at cost		(250)
Retained earnings		36,414
Total Stockholders' Equity		53,164
Total Liabilities and Stockholders' Equity	$	57,525

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Income
For the Year Ended June 30, 2022

Revenues			
Commission income		$ 68,971	
Pension plan administration		9,975	
College savings plans		3,917	
Interest Income		16	
	Total Revenues		$ 82,879
Cost of sales-commissions			3,638
	Gross Profit		79,241
Expenses			
Salaries and wages		22,000	
Rent		9,600	
Retirement plan contributions		660	
Payroll taxes		1,376	
Licenses and permits		1,000	
Audit fees		8,331	
Dues and subscriptions		1,865	
Telephone		640	
Regulatory fees		2,243	
Continuing education		473	
Insurance and workers compensation		647	
Outside services		23,749	
	Total Expenses		72,584
Net Income Before Taxes			6,657
Provision for income taxes, current			(1,959)
Provision for income taxes, deferred			455
	Net Income		$ 5,153

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders Equity
Balances at June 30, 2021	$ 500	$ 16,500	$ 31,261	$ (250)	$ 48,011
Net income	-	-	5,153	-	5,153
Dividends paid	-	-	-	-	-
Treasury Stock Purchased	-	-	-	-	-
Balances at June 30, 2022	$ 500	$ 16,500	$ 36,414	$ (250)	$ 53,164

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2022

Cash Flows From Operating Activities		
Net Income	$	5,153
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid taxes		170
Decrease in commission and fees receivables		2,380
Increase in income tax payable		1,726
Decrease in deferred tax liability		(455)
Decrease in accrued expenses		(662)
Total adjustments		3,159
Net Cash Provided By Operating Activities		8,312
Net Increase in Cash		8,312
Cash at Beginning of Year		40,203
Cash at End of Year	$	48,515

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	-
Income Taxes	$	1,789

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2022

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The Company is located in Cleveland, Ohio with the majority of clients located in northeast Ohio. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days that are not held for sale in the ordinary course of business.

Commissions - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive commissions paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Equipment – All acquisitions of property and equipment in excess of $500 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. The Company computes depreciation on a straight line basis. Property and equipment is carried at historical cost. There was no depreciation expense incurred in the year ended June 30, 2022.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. For this fiscal year, taxable income exceeds net income recognized for financial statement purposes. Deferred income taxes have been recorded for differences between cash and accrual revenues and expenses which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

NOTE 4 – FIXED ASSETS

Fixed assets are included net of depreciation on the statement of financial condition and consist of the following:

Computer Equipment	$	648
Less accumulated depreciation		(648)
Total fixed assets, net	$	0

NOTE 5 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid prior to the end of the following month for the current month. Retirement plan contributions amounted to $660 for the year ended June 30, 2022.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company rents office space for $900 per month and shares administrative costs for $1,575 per month through July11, 2022 and $1,768 going forward, with a corporation, Strang, Klubnik & Associates, Inc., that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction. Rent expense amounted to $9,600 and administrative costs/outside services amounted to $23,749 for the year ended June 30, 2022.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the Company maintain net capital of $5,000 or greater. At June 30, 2022 the Company had a net capital of $50,774 which was $45,774 in excess of the required net capital. At June 30, 2022, the Company's ratio of Aggregate Indebtedness to Net Capital was 1.74%.

NOTE 8 – REPORT DISCLOSURE

Part III of the SKA Securities, Inc. Focus Report (Form X-17A-5) dated June 30, 2022 and filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Cleveland, Ohio, and at the Chicago, Illinois regional office of the Commission.

NOTE 9 – INCOME TAX PROVISION

The provision for income taxes was comprised of the following:

	Current	Deferred
Federal	$ 1,789	$ (417)
Local	170	(37)
	$ 1,959	$ (454)

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of income. The Company has a deferred tax liability of $1,690 at June 30, 2022. The deferred tax liability is primarily attributable to outstanding accounts receivable.

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of June 30, 2022, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2019 through 2021 fiscal tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction and a local jurisdiction. As of June 30, 2022, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 19, 2022 which is the date the financial statements are to be issued.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2022

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Schedule I. Computation of Net Capital Pursuant to SEC Rule 15c3-1

Schedule II. Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3 (e) because its business is limited to:

- Mutual fund retailer on a direct application business;
- Conduct a business in Section 529 municipal securities; and
- Broker or dealer selling variable life insurance or annuities.

Schedule III. Information Related to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3 (e) because its business is limited to:

- Mutual fund retailer on a direct application business;
- Conduct a business in Section 529 municipal securities; and
- Broker or dealer selling variable life insurance or annuities.

SKA Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of June 30, 2022

Net Capital		
Total Stockholders' Equity		$ 53,164
Deductions		
Nonallowable Assets		
Commissions receivable	12	
Prepaid taxes	356	
Prepaid expenses	922	
Fees receivable	1,100	2,390
Net capital		50,774
Required net capital		5,000
Excess net capital		$ 45,774

Reconciliation between computation of Annual Audit Report and computation in Company's unaudited FOCUS Report

No material difference exists between the Company's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Computation of aggregate indebtedness:	
Aggregate Indebtedness	$ 882
Percentage of aggregatge indebtedness to net capital	1.74%

SKA Securities, Inc.
Schedule II
Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2022

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to:
-Mutual Fund retailer on a direct application business;
-Conduct a business in Section 529 municipal securities; and
-Broker or dealer selling variable life insurance or annuities.

SKA Securities, Inc.
Schedule III
Information Related to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2022

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to:
-Mutual Fund retailer on a direct application business;
-Conduct a business in Section 529 municipal securities; and
-Broker or dealer selling variable life insurance or annuities.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SKA Securities, Inc

We have reviewed management's statements, included in the accompanying Exemption Report in which SKA Securities, Inc. (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Mutual fund retailer on a direct application business; (2) Conduct a business in Section 529 municipal securities; and (3) Broker or dealer selling variable life insurance or annuities.
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to mutual fund retailing, conducting a business in Section 529 municipal securities, selling variable life insurance or annuities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Abington, Pennsylvania
August 19, 2022

SKA Securities, Inc.
Exemption Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
June 30, 2022

SKA Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers). The Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to:
(1) mutual fund retailer on a direct application business; (2) conduct a business in Section 529 municipal securities; and (3) broker or dealer selling variable life insurance or annuities.

The Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for customers, (2) carry accounts of or for customers and (3) did not carry PAB accounts throughout the year ended June 30, 2022.

Signed,

Russel B. Walcher
President